# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): December 21, 2004**

# THE DAVEY TREE EXPERT COMPANY
(Exact name of registrant as specified in its charter)

| **Ohio** | **0-11917** | **34-0176110** |
|---|---|---|
| (State of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240**
(Address of principal executive offices) (Zip Code)

**(330) 673-9511**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01  Entry into a Material Definitive Agreement**

See the information set forth in Item 2.03 (a) of this Current Report on Form 8-K, which is incorporated herein by reference.

**Item 2.03  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

(a) Direct Financial Obligation

On December 21, 2004, The Davey Tree Expert Company entered into Amendment No. 3 to Credit Agreement by and among The Davey Tree Expert Company and KeyBank National Association, as lead arranger, syndication agent and administrative agent and National City Bank, as documentation agent, for various lending institutions dated as of November 8, 2002 (the original "Credit Agreement").

The lending institutions, in addition to KeyBank National Association, and National City Bank, include Wells Fargo Bank, National Association and FirstMerit Bank, N.A. and are listed in Schedule 1 to Amendment No. 3.

No material relationship exists between the Company and any of the lending institutions, except that the lending institutions provide or may provide other banking services not specifically outlined in the Credit Agreement, as amended, to the Company in the ordinary course of their respective business operations.

Amendment No. 3 provides a revolving credit facility under which up to a total of $120 million will be available, including a letter of credit commitment of $60 million. Under certain circumstances, the Company may increase the revolving credit facility amount available to $160 million and the letter of credit commitment to $80 million. Prior to Amendment No. 3, the amount available under the revolving credit facility was $90 million, with a letter of credit commitment of $60 million.

Amendment No. 3 extends the term of the revolving credit facility through December 21, 2007 and reduces the commitment fees and the applicable LIBOR interest rate margins under the Credit Agreement. The Credit Agreement had been due to expire in November 2005. The Credit Agreement subjects the Company to financial covenant ratios. Amendment No. 3 retains the Leverage ratio and the Balance Sheet Leverage ratio, both unchanged, but the Interest Coverage ratio was deleted.

The above description of Amendment No. 3 is qualified in its entirety by reference to the terms of the Amendment attached hereto as Exhibit 10.1.

(b) Off-Balance Sheet Arrangement--Not applicable

**Item 9.01 Financial Statements and Exhibits**

(a) Financial statements of businesses acquired--Not applicable

(b) Pro forma financial information--Not applicable

(c) Exhibits

| Exhibit | Description |
|---------|-------------|
| 10.1 | Amendment No. 3 to Credit Agreement by and among The Davey Tree Expert Company and KeyBank National Association, as lead arranger, syndication agent and administrative agent and National City Bank, as documentation agent, for various lending institutions dated as of November 8, 2002. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DAVEY TREE EXPERT COMPANY
(Registrant)

Date:  December 23, 2004     BY:     /s/ David E. Adante

David E. Adante
Executive Vice President, Chief Financial Officer and Secretary
(Principal Financial Officer)

**Exhibit 10.1**

AMENDMENT NO. 3 TO CREDIT AGREEMENT

This Amendment No. 3 to Credit Agreement (this "Amendment") is dated as of December 21, 2004, by and among THE DAVEY TREE EXPERT COMPANY, an Ohio corporation ("Borrower"), the banking institutions listed on Schedule 1 to the Credit Agreement, as hereinafter defined (the "Banks"), and KEYBANK NATIONAL ASSOCIATION, as agent for the Banks ("Agent").

WHEREAS, Borrower, Agent and the Banks are parties to a certain Credit Agreement, dated as of November 8, 2002, as amended and as the same may from time to time be further amended, restated or otherwise modified, which provides, among other things, for revolving loans, letters of credit and other financial accommodations, all upon certain terms and conditions stated therein (the "Credit Agreement"); and

WHEREAS, Borrower, Agent and the Banks desire to amend the Credit Agreement to modify certain provisions thereof;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and for other valuable considerations, Borrower, Agent and the Banks hereby agree as follows:

1.     Definitions.   Each capitalized term used herein and not otherwise defined in this Amendment shall be defined in accordance with the Credit Agreement.

2.     Amendments.

2.1.     New Definitions.   Article I of the Credit Agreement is hereby amended to add the following new definitions thereto in appropriate alphabetical order:

"Amendment No. 3 Effective Date" shall mean December 21, 2004.

"Augmenting Lender" shall have the meaning provided in Section 2.5(d) hereof.

"Increasing Lender" shall have the meaning provided in Section 2.5(d) hereof.

"Non-Increasing Lender" shall have the meaning provided in Section 2.5(d) hereof.

"USA Patriot Act" shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act) Act of 2001.

2.2.     Amended Definitions.   Article I of the Credit Agreement is hereby amended to delete the definitions "Applicable Commitment Fee Rate," "Applicable LIBOR Margin," "Commitment Period," "Letter of Credit Commitment" and "Total Commitment Amount" therefrom and to insert in place thereof the following:

"Applicable Commitment Fee Rate" shall mean:

(a)     for the period from the Amendment No. 3 Effective Date through the earlier of (i) April 30, 2005, or (ii) the last day of the month in which Agent receives pursuant to Section

5.3(b) hereof the financial statements of the Companies for the fiscal year ending December 31, 2004, fifteen (15) basis points; and

        (b)      commencing with the financial statements for the fiscal year ending December 31, 2004, the number of basis points set forth in the following matrix, based upon the result of the computation of the Leverage Ratio, shall be used to establish the number of basis points that will go into effect on the earlier of (i) May 1, 2005 or (ii) the first day of the month following the date upon which Agent receives pursuant to Section 5.3(b) hereof the financial statements of the Companies for the fiscal year ended December 31, 2004, and thereafter:

| Leverage Ratio | Applicable Commitment Fee Rate |
|---|---|
| Greater than or equal to 1.50 to 1.00 | 20 bps |
| Less than 1.50 to 1.00 | 15 bps |

Changes to the Applicable Commitment Fee Rate shall be effective on the first day of the month following the date upon which Agent received, or, if earlier, Agent should have received, pursuant to Section 5.3 (a) or (b) hereof, the financial statements of the Companies.  The above matrix does not modify or waive, in any respect, the requirements of Section 5.7 hereof, the rights of the Banks to charge the Default Rate, or the rights and remedies of Agent and the Banks pursuant to Articles VII and VIII hereof.

        "Applicable LIBOR Margin" shall mean:

        (a)      for the period from the Amendment No. 3 Effective Date through the earlier of (i) April 30, 2005, or (ii) the last day of the month in which Agent receives pursuant to Section 5.3(b) hereof the financial statements of the Companies for the fiscal year ending December 31, 2004, eighty-five (85) basis points; and

        (b)      commencing with the financial statements for the fiscal year ending December 31, 2004, the number of basis points set forth in the following matrix, based upon the result of the computation of the Leverage Ratio, shall be used to establish the number of basis points that will go into effect on the earlier of (i) May 1, 2005 or (ii) the first day of the month following the date upon which Agent receives pursuant to Section 5.3(b) hereof the financial statements of the Companies for the fiscal year ended December 31, 2004, and thereafter:

| Leverage Ratio | Applicable LIBOR Margin |
|---|---|
| Greater than or equal to 2.50 to 1.00 | 150 bps |
| Greater than or equal to 2.00 to 1.00 but less than 2.50 to 1.00 | 125 bps |
| Greater than or equal to 1.50 to 1.00 but less than 2.00 to 1.00 | 100 bps |
| Greater than or equal to 1.00 to 1.00 but less than 1.50 to 1.00 | 85 bps |
| Less than 1.00 to 1.00 | 70 bps |

Changes to the Applicable LIBOR Margin shall be effective on the first day of the month following the date upon which Agent received, or, if earlier, Agent should have received, pursuant to Section 5.3 (a) or (b) hereof, the financial statements of the Companies. The above matrix does not modify or waive, in any respect, the requirements of Section 5.7 hereof, the rights of the Banks to charge the Default Rate, or the rights and remedies of Agent and the Banks pursuant to Articles VII and VIII hereof.

"Commitment Period" shall mean the period from the Closing Date to December 21, 2007, or such earlier date on which the Commitment shall have been terminated pursuant to Article VIII hereof.

"Letter of Credit Commitment" shall mean the commitment of Agent, on behalf of the Banks, to issue Letters of Credit in an aggregate outstanding face amount of up to Sixty Million Dollars ($60,000,000), during the Commitment Period, on the terms and conditions set forth in Section 2.1B hereof, as such amount may be increased in accordance with Section 2.5(e) hereof.

"Total Commitment Amount" shall mean the principal amount of One Hundred Twenty Million Dollars ($120,000,000), or such other amount as shall be determined pursuant to Section 2.5 hereof.

2.3.    Amendments to Section 2.5.  Section 2.5 of the Credit Agreement is hereby amended to add the following new subparts (d) and (e) thereto:

(d)    At any time after the Amendment No. 3 Effective Date and prior to the last day of the Commitment Period, Borrower may, by written notice to Agent, request that the Total Commitment Amount be increased up to the maximum principal amount of One Hundred Sixty Million Dollars ($160,000,000), so long as no Default or Event of Default has occurred and is continuing at the time of such request and on the date of and after giving effect to any such increase.  Upon receipt of any such request, Agent shall deliver a copy of such request to each Bank.  Borrower shall set forth in such request the amount of the requested increase in the Total Commitment Amount and the date on which such increase is requested to become effective (which shall be not less than (ten) 10 Business Days nor more than sixty (60) days after the date of such request and that, in any event, must be at least ninety (90) days prior to the last day of the Commitment Period), and shall offer each Bank the opportunity to increase its Revolving Credit Commitment by its Commitment Percentage of the proposed increased amount.  Each Bank shall, by notice to Borrower and Agent given not more than ten (10) Business Days after the date of Agent's notice, either agree to increase its Revolving Credit Commitment by all or a portion of the offered amount (each such Bank so agreeing being an "Increasing Lender") or decline to increase its Revolving Credit Commitment (and any such Bank that does not deliver such a notice within such period of ten (10) Business Days shall be deemed to have declined to increase its Revolving Credit Commitment and each Bank so declining or being deemed to have declined being a "Non-Increasing Lender").  If, on the tenth (10th) Business Day after Agent shall have delivered notice as set forth above, the Increasing Lenders shall have agreed pursuant to the preceding sentence to increase their Revolving Credit Commitments by an aggregate amount less than the increase in the Total Commitment Amount requested by Borrower, Borrower may arrange for one or more Persons that are acceptable to Agent (each such Person so agreeing being an "Augmenting Lender"), and Borrower and each Augmenting Lender shall execute all such documentation as Agent shall reasonably specify to evidence its Revolving Credit Commitment and/or its status as a Bank with a Revolving Credit Commitment hereunder.  Upon the execution of such documentation, each such Augmenting Lender shall become a party to the Credit Agreement without any consent from the Banks of any kind.  Any increase in the Total Commitment Amount may be made in an amount that is less than the increase requested by Borrower if Borrower is unable to arrange for, or chooses not to arrange for, Augmenting

Lenders, in the full amount. Any fees charged by any Increasing Lender shall be based solely upon the increased amount of its Revolving Credit Commitment and shall not be in excess of ten (10) basis points.

Each of the parties hereto agrees that Agent may take any and all actions as may be reasonably necessary to ensure that after giving effect to any increase in the Total Commitment Amount pursuant to this Section, the outstanding Revolving Loans (if any) are held by the Banks in accordance with their new Commitment Percentages. This may be accomplished at the discretion of Agent in consultation with Borrower: (w) by requiring the outstanding Loans to be prepaid with the proceeds of new Loans; (x) by causing the Non-Increasing Lenders to assign portions of their outstanding Loans to Increasing Lenders and Augmenting Lenders; (y) by permitting the Loans outstanding at the time of any increase in the Total Commitment Amount pursuant to this Section 2.5(d) to remain outstanding until the last days of the respective Interest Periods therefor, even though the Banks would hold such Loans other than in accordance with their new Commitment Percentages; or (z) by any combination of the foregoing; provided, however that, Agent shall use its best efforts to accomplish the foregoing without giving rise to, or to minimize, any indemnification obligations by Borrower pursuant to Article III hereof.

On the effective date of any increase in the Total Commitment Amount in accordance with this Section, Schedule 1 hereto shall be deemed automatically amended to reflect the new Revolving Credit Commitments and Commitment Percentages of each Bank.

(e)     At any time after the Amendment No. 3 Effective Date and not less than forty-five (45) days prior to the last day of the Commitment Period, Borrower may, by written notice to Agent and the Banks, increase the Letter of Credit Commitment from Sixty Million Dollars ($60,000,000) to Eighty Million Dollars ($80,000,000), so long as (i) no Default or Event of Default has occurred and is continuing at the time of such increase and on the date of and after giving effect to any such increase, and (ii) Borrower has paid to Agent, for the pro rata benefit of the Banks, a letter of credit increase fee in the amount of $10,000. Such increase shall be effective immediately after receipt by Agent and the Banks of such notice and payment of such letter of credit increase fee.

2.3.     Amendment to Section 5.7. Section 5.7 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

SECTION 5.7          FINANCIAL COVENANTS.

(a)     LEVERAGE RATIO. Borrower shall not suffer or permit at any time the Leverage Ratio to exceed 2.75 to 1.00.

(b)     BALANCE SHEET LEVERAGE RATIO. Borrower shall not suffer or permit at any time the Balance Sheet Leverage Ratio to exceed 0.55 to 1.00.

2.4.     Amendment to Section 5.8. Section 5.8 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

SECTION 5.8          BORROWING. No Company shall create, incur or have outstanding any obligation for borrowed money or any Indebtedness of any kind; provided, that this Section shall not apply to any of the following (without duplication):

(a)     the Loans and all other Indebtedness now owing by Borrower to Agent and the Banks under this Agreement;

(b) unsecured current Indebtedness (including the funded and/or unfunded reserves for self insurance liabilities, but excluding Indebtedness incurred to a bank or other financial institution customarily engaged in the business of lending money, except as permitted pursuant to subpart (d) below) incurred by the Companies in the ordinary course of business;

(c) Indebtedness for taxes, assessments and governmental charges to the extent that payment thereof shall not be required to be made by Section 5.2(a) hereof;

(d) unsecured Indebtedness incurred under lines of credit established by Agent or other financial institutions customarily engaged in the business of lending money; provided, however, that the maximum amount of Indebtedness permitted by this subpart (d) shall at no time exceed Twenty Million Dollars ($20,000,000);

(e) unsecured Subordinated Indebtedness evidenced by promissory notes issued by Borrower to employees or former employees in partial payment for common shares redeemed by Borrower so long as the aggregate principal amount of such Indebtedness does not exceed Ten Million Dollars ($10,000,000) at any time;

(f) loans to a Company from a Company so long as each such Company is Borrower or a Guarantor of Payment;

(g) Indebtedness to insurance companies secured by a pledge of the cash surrender value of life insurance policies owned by Borrower or any of its Subsidiaries; provided, however, that the maximum amount of Indebtedness permitted by this subpart (g) shall at no time exceed the cash surrender value of the life insurance policies pledged with respect thereto;

(h) unsecured Indebtedness arising pursuant to the deferment of payment of any insurance premiums by Borrower;

(i) any (i) loans granted to a Company for the purchase of fixed assets, or (ii) Indebtedness incurred by a Company in connection with any capital lease, so long as the aggregate amount of all such loans and capital leases for all Companies does not exceed Twelve Million Dollars ($12,000,000) at any time; and

(j) unsecured Subordinated Indebtedness of Borrower incurred to a seller to finance all or part of an Acquisition permitted pursuant to Section 5.13 hereof, so long as the aggregate outstanding amount of all such Indebtedness for all such Acquisitions does not exceed Ten Million Dollars ($10,000,000) at any time.

2.5.     Amendment to Section 5.13.  Section 5.13 of the Credit Agreement is hereby amended to delete subpart (f) therefrom and replace it with the following:

(f) Borrower shall have obtained the prior written consent of Agent and the Required Banks with respect to any Acquisition by a Company (i) in which the aggregate consideration paid by the Companies exceeds the aggregate amount of Twenty Million Dollars ($20,000,000), or (ii) which, when added to all other Acquisitions for all Companies after the Amendment No. 3 Effective Date, would exceed the aggregate amount of Forty Million Dollars ($40,000,000).

2.6.     Addition to Article X.  Article X of the Credit Agreement is hereby amended to add the following new Section 10.19 thereto:

SECTION 10.19     USA PATRIOT ACT.  Each Bank subject to the USA Patriot Act hereby notifies Borrower that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Bank to identify Borrower in accordance with the USA Patriot Act.

2.7.     Replacement of Schedule 1.  Schedule 1 to the Credit Agreement is hereby replaced with Schedule 1 attached to this Amendment.

3.     Effectiveness.

3.1.     Conditions Precedent.  The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent:

(a)     Amendment Executed.  This Amendment shall have been executed by Borrower, Agent and each Bank, and counterparts hereof as so executed shall have been delivered to Agent, and each Guarantor of Payment shall have acknowledged the terms hereof.

(b)     Notes.  Borrower shall have executed and delivered to each Bank a new Revolving Credit Note.

(c)     Officer's Certificate; Resolutions.  Borrower and each Guarantor of Payment shall have delivered to each Bank an officer's certificate certifying the names of the officers of Borrower or such Guarantor of Payment authorized to sign this Amendment and the other documents being executed or delivered in connection herewith, together with the true signatures of such officers and certified copies of the resolutions of the board of directors of Borrower and each Guarantor of Payment evidencing approval of the execution and delivery of this Amendment and such other documents.

(d)     Legal Opinion.  Borrower shall have delivered to Agent an opinion of counsel for Borrower and each Guarantor of Payment in form and substance satisfactory to Agent and the Banks.

(e)     Amendment and Legal Fees.  Borrower shall have (i) executed and delivered to Agent the Amendment Closing Fee Letter dated as of the date hereof between Borrower and Agent, for the benefit of the Banks, and paid to Agent for distribution to the Banks the fees required to be paid therein, (ii) executed and delivered to Agent the Amended and Restated Agent Fee Letter dated as of the date hereof between Borrower and Agent and paid to Agent, for its sole benefit, the fees required to be paid therein, and (iii) paid all legal fees and expenses of Agent in connection with the preparation and negotiation of this Amendment to the extent that Borrower has received an invoice for such fees and expenses.

3.2.     Effective Date.  This Amendment shall be effective on the date upon which the conditions precedent set forth in Section 3.1 above are satisfied.  Unless otherwise specifically set forth herein, each of the amendments and other modifications set forth in this Amendment shall be effective on and after such date.

4.     Representations and Warranties.  Borrower hereby represents and warrants to Agent and the Banks that (a) Borrower has the legal power and authority to execute and deliver this Amendment, (b) the officers executing this Amendment have been duly authorized to execute and deliver the same and bind Borrower with respect to the provisions hereof, (c) the execution and delivery hereof by Borrower and the performance and observance by Borrower of the provisions hereof do not violate or conflict with the organizational agreements of Borrower or any law applicable to Borrower or result in a breach of any provision of or constitute a default under any other agreement, instrument or document binding upon or enforceable against Borrower, (d) no Default or Event of Default exists under the Credit Agreement, nor will any occur immediately after the execution and delivery of this Amendment or by the performance or observance of any provision hereof, (e) Borrower is not aware of any claim or offset against, or defense or

counterclaim to, any of Borrower's obligations or liabilities under the Credit Agreement or any Related Writing, and (f) this Amendment constitutes a valid and binding obligation of Borrower in every respect, enforceable in accordance with its terms.

5.  Miscellaneous.

5.1.  Waiver.  Borrower, by signing below, hereby waives and releases Agent and each of the Banks and their respective directors, officers, employees, attorneys, affiliates and subsidiaries from any and all claims, offsets, defenses and counterclaims of which Borrower is aware, such waiver and release being with full knowledge and understanding of the circumstances and effect thereof and after having consulted legal counsel with respect thereto.

5.2.  Credit Agreement Unaffected.  Each reference that is made in the Credit Agreement or any Related Writing to the Credit Agreement shall hereafter be construed as a reference to the Credit Agreement as amended hereby.  Except as herein otherwise specifically provided, all provisions of the Credit Agreement shall remain in full force and effect and be unaffected hereby.  This Amendment is a Related Writing, as defined in the Credit Agreement.

5.3.  Counterparts.  This Amendment may be executed in any number of counterparts, by different parties hereto in separate counterparts and by facsimile signature, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

5.4.  Governing Law.  The rights and obligations of all parties hereto shall be governed by the laws of the State of Ohio, without regard to principles of conflicts of laws.

[Remainder of page intentionally left blank.]

5.5    <u>JURY TRIAL WAIVER</u>.  BORROWER, AGENT AND EACH OF THE BANKS HEREBY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG BORROWER, AGENT AND THE BANKS, OR ANY THEREOF, ARISING OUT OF, IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY NOTE OR OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED THERETO.

THE DAVEY TREE EXPERT COMPANY

By:_____
Name:_____
Title:_____


and_____
Name:_____
Title:_____


KEYBANK NATIONAL ASSOCIATION,
as Agent and as a Bank

By:_____
Name:_____
Title:_____


NATIONAL CITY BANK

By:_____
Name:_____
Title:_____


FIRSTMERIT BANK, N.A.

By:_____
Name:_____
Title:_____


WELLS FARGO BANK, NATIONAL
ASSOCIATION

By:_____
Name:_____
Title:_____

| BANKING INSTITUTIONS | COMMITMENT PERCENTAGE | REVOLVING CREDIT COMMITMENT AMOUNT |
|---|---|---|
|  |  |  |
| KeyBank National Association | 41.6667% | $50,000,000 |
| National City Bank | 25.0000% | $30,000,000 |
| Wells Fargo Bank, National Association | 17.0833% | $20,500,000 |
| FirstMerit Bank, N.A. | 16.2500% | $19,500,000 |
| Total Percentage<br><br>Total Commitment Amount | 100.0000 % | $120,000,000 |

## GUARANTOR ACKNOWLEDGMENT AND AGREEMENT

The undersigned consents and agrees to and acknowledges the terms of the foregoing Amendment No. 3 to Credit Agreement. The undersigned further agrees that the obligations of the undersigned pursuant to the Guaranty of Payment of Debt executed by the undersigned shall remain in full force and effect and be unaffected hereby.

The undersigned hereby waives and releases Agent and each of the Banks and their respective directors, officers, employees, attorneys, affiliates and subsidiaries from any and all claims, offsets, defenses and counterclaims of which the undersigned is aware, such waiver and release being with full knowledge and understanding of the circumstances and effect thereof and after having consulted legal counsel with respect thereto.

JURY TRIAL WAIVER. THE UNDERSIGNED, AGENT AND EACH OF THE BANKS HEREBY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG BORROWER, THE UNDERSIGNED, AGENT AND THE BANKS, OR ANY THEREOF, ARISING OUT OF, IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG THEM IN CONNECTION WITH THIS AGREEMENT OR ANY NOTE OR OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED THERETO.

DAVEY TREE SURGERY COMPANY

By:_____

Name:_____

Title:_____